Exhibit 99.2
HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2021 AND DECEMBER 31, 2021
(In US dollars thousands except for number of shares and per share data)

	Notes	June 30, 2021	December 31, 2021
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$664,321	$715,537
Short-term investments	5	48,808	34,769
Restricted cash		25,294	37,998
Accounts receivable, net of allowance for credit losses of $66,839 and $74,331 as of June 30, 2021 and December 31, 2021, respectively		330,853	359,816
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $11,835 and $11,747 as of June 30, 2021 and December 31, 2021, respectively	7	196,706	222,480
Accounts receivable retention	7	4,943	6,219
Other receivables, net of allowance for credit losses of $6,224 and $16,335 as of June 30, 2021 and December 31, 2021, respectively		18,937	16,318
Advances to suppliers		20,140	29,171
Amounts due from related parties		28,243	28,310
Inventories	4	47,912	67,656
Prepaid expenses		937	779
Income tax recoverable		464	393

Total current assets		1,387,558	1,519,446

Non-current assets:
Restricted cash		5,932	6,015
Costs and estimated earnings in excess of billings	7	1,230	2,482
Accounts receivable retention	7	4,397	4,558
Prepaid expenses		1	2
Property, plant and equipment, net		94,046	109,297
Prepaid land leases, net		16,568	18,120
Intangible assets, net		1,399	12,152
Investments in equity investees		60,166	46,920
Investment securities		2,622	2,659
Goodwill		1,598	22,527
Deferred tax assets		12,480	13,635
Operating lease right-of-use assets		6,256	5,221

Total non-current assets		206,695	243,588

Total assets		$1,594,253	$1,763,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $3,230 and $3,183 as of June 30, 2021 and December 31, 2021, respectively):	1

	Notes	June 30, 2021	December 31, 2021
			(Unaudited)
Short-term bank loans		—	12
Current portion of long-term loans	8	15,308	15,371
Accounts payable		140,235	180,653
Construction costs payable		1,292	3,540
Deferred revenue	7	184,543	208,173
Accrued payroll and related expenses		22,077	33,263
Income tax payable		3,508	6,054
Warranty liabilities	6	5,902	6,474
Other taxes payable		6,373	16,138
Accrued liabilities		38,633	47,653
Amounts due to related parties		1,661	8,544
Operating lease liabilities		3,098	378
Other liability		—	3

Total current liabilities		422,630	526,256

Accrued liabilities		4,569	4,535
Long-term loans	8	698	568
Accounts payable		982	994
Deferred tax liabilities		16,829	13,617
Warranty liabilities	6	3,649	3,038
Operating lease liabilities		2,928	4,432
Other liabilities		—	78

Total non-current liabilities		29,655	27,262

Total liabilities		452,285	553,518

Commitments and contingencies	13	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,367,337 shares and 61,961,324 shares issued and outstanding as of June 30, 2021 and December 31, 2021	10	61	62
Additional paid-in capital		233,768	240,073
Statutory reserves		64,449	76,829
Retained earnings		806,598	838,547
Accumulated other comprehensive income		32,814	49,207

Total Hollysys Automation Technologies Ltd. stockholders’ equity		1,137,690	1,204,718
Non-controlling interests		4,278	4,798

Total equity		1,141,968	1,209,516

Total liabilities and equity		$1,594,253	$1,763,034

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021
(In US dollars thousands except for number of shares and per share data)

		Six months ended December 31,
	Notes	2020	2021
		(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contract revenue		$248,174	$291,068
Product sales		15,026	19,517
Revenue from services		61,595	59,051

Total net revenues		324,795	369,636
Costs of integrated solutions contracts		181,737	213,963
Costs of products sold		2,947	4,898
Costs of services rendered		22,991	20,393

Gross profit		117,120	130,382
Operating expenses
Selling		18,435	23,029
General and administrative		24,757	43,040
Research and development		28,601	36,660
VAT refunds and government subsidies		(8,890)	(10,782)

Total operating expenses		62,903	91,947

Income from operations		54,217	38,435
Other income, net		2,774	959
Foreign exchange loss		(5,668)	(1,714)
Gains on disposal of an investment in an equity investee		—	7,995
Share of net income of equity investees		4,659	986
Interest income		6,720	6,183
Interest expenses		(277)	(366)
Dividend income from equity investments		3	179

Income before income taxes		62,428	52,657
Income tax expenses	11	10,666	8,669

Net income		51,762	43,988
Less: net losses attributable to non-controlling interests		(151)	(341)

Net income attributable to Hollysys Automation Technologies Ltd.		$51,913	$44,329

Other comprehensive (loss) income, net of tax of nil
Translation adjustments		$83,653	$16,559

		Six months ended December 31,
	Notes	2020	2021
		(Unaudited)	(Unaudited)
Comprehensive income		135,415	60,547

Less: comprehensive income (loss) attributable to non-controlling interests		53	(175)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$135,362	60,722

Net income per share:
Basic	12	$0.86	$0.73
Diluted	12	$0.86	$0.72
Shares used in net income per share computation:
Basic	12	60,498,431	60,884,346
Diluted	12	60,693,633	61,556,602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021
(In US dollars thousands except for number of shares and per share data)

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$51,762	43,988
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,707	5,084
Amortization of prepaid land leases	209	211
Amortization of intangible assets	155	661
Allowance for credit losses	1,480	8,002
Gains on disposal of property, plant and equipment	(39)	(1)
Share of net income of equity investees	(4,659)	(986)
Share-based compensation expenses	938	6,306
Deferred income tax benefit	(2,367)	(4,287)
Gains on disposal of an investment in an equity investee	—	(7,995)
Changes in operating assets and liabilities:
Accounts receivable and retention	(75,574)	(24,810)
Costs and estimated earnings in excess of billings	(12,605)	(21,797)
Inventories	15,597	(12,612)
Advances to suppliers	1,868	(8,006)
Other receivables	2,316	3,161
Prepaid expenses and other assets	(337)	154
Due from related parties	(2,002)	6,072
Accounts payable	13,448	29,382
Deferred revenue	33,623	11,057
Accruals and other payables	8,426	(2,329)
Due to related parties	383	6,883
Income tax payable	8,301	2,572
Other tax payables	9,377	10,429

Net cash provided by operating activities	$55,007	$51,139

Cash flows from investing activities:
Purchases of short-term investments	(144,705)	(26,259)
Maturity of short-term investments	153,651	40,430
Purchases of property, plant and equipment	(6,202)	(11,095)
Proceeds from disposal of property, plant and equipment	241	44
Proceeds received for the disposal of an equity investee	—	9,497
Acquisition of a subsidiary, net of cash acquired	—	(8,726)

Net cash generated by investing activities	$2,985	$3,891

Cash flows from financing activities:
Proceeds from short-term bank loans	—	49
Repayments of short-term bank loans	—	(38)

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)

Proceeds from long-term bank loans	274	228
Repayments of long-term bank loans	(407)	(365)
Payment of dividends	(12,107)	—

Net cash used in financing activities	(12,240)	(126)
Effect of foreign exchange rate changes	22,777	9,099

Net increase in cash, cash equivalents and restricted cash	$68,529	$64,003

Cash, cash equivalents and restricted cash, beginning of period	319,097	695,547

Cash, cash equivalents and restricted cash, end of period	$387,626	$759,550

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	356,904	715,537
Current portion of restricted cash	9,210	37,998
Non-current portion of restricted cash	21,512	6,015

Total cash, cash equivalents and restricted cash	387,626	759,550

Supplemental cash flow data
Non-cash investing activities:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	3,735	9,287

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive (loss) income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interests	Total equity
	Shares	Amount
Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886
Issuance of restricted shares *	318,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	938	—	—	—	938	—	938
Net income (loss) for the period	—	—	—	—	51,913	—	51,913	(151)	51,762
Appropriations to statutory reserves	—	—	—	9,531	(9,531)	—	—	—	—
Dividends paid	—	—	—	—	(12,107)	—	(12,107)	—	(12,107)
Translation adjustments	—	—	—	—	—	83,449	83,449	204	83,653
Effect of change in accounting principle - ASC 326 (note 2)	—	—	—	—	(22,340)	—	(22,340)	—	(22,340)

Balance at December 31, 2020 (Unaudited)	60,855,099	61	224,981	58,954	782,408	19,932	1,086,336	4,456	$1,090,792

Balance at June 30, 2021	61,367,337	$61	$233,768	$64,449	$806,598	$32,814	$1,137,690	$4,278	$1,141,968
Issuance of restricted shares	593,987	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	6,306	—	—	—	6,306	—	6,306
Net income (loss) for the period	—	—	—	—	44,329	—	44,329	(341)	43,988
Appropriations to statutory reserves	—	—	—	12,380	(12,380)	—	—	—	—
Dividends paid
Translation adjustments	—	—	—	—	—	16,393	16,393	166	16,559
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—		—	—	695	695

Balance at December 31, 2021 (Unaudited)	61,961,324	62	240,073	76,829	838,547	49,207	1,204,718	4,798	$1,209,516

*	The impact to ordinary shares and additional paid-in capital upon issuance of restricted shares is less than $1.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 AND 2019 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 1 -    ORGANIZATION AND BUSINESS BACKGROUND
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of December 31, 2021, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.
The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable generally accepted accounting principles (“GAAP”).
In November 2015, Concord Electrical Contracting Ltd., (“CECL”), was established in Doha, Qatar, by Concord Corporation Pte. Ltd. (“CCPL”), a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint the majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or losses from CECL’s operations. In accordance with Accounting Standards Codification (“ASC”) 810,
Consolidation
, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL has been consolidated by the Company since inception.
The following tables set forth the financial statement balances and amounts of the VIE that were included in the condensed consolidated financial statements:

	June 30, 2021	December 31, 2021
		(Unaudited)
Current assets	$5,588	$5,447
Non-current assets	37	14

Total assets	5,625	5,461

Current liabilities	$3,230	$3,183

Total liabilities	3,230	3,183

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
Net revenue	$20	$7
Cost of revenue	16	—
Net profit	4	7
Net cash used in operating activities	(555)	(106)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

As of December 31, 2021, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $4,229 (June 30, 2021: $4,151), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $243 (June 30, 2021: $121), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company through CCPL is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the six months ended December 31, 2020 and 2021, the Company has not provided financial support other than that which it was contractually required to provide. There are no assets of the VIE that can be used only to settle obligations of the VIE.
In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares in trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates BMJB in its condensed consolidated financial statements.
The Company, its subsidiaries and the VIE, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.
In August 2021, the Company completed the acquisition of 100% of the equity of Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), a wholly owned subsidiary, from Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”), with a cash consideration of approximately $20,901. As a subsidiary of the Company, its financial performance was included in the Company’s consolidated financial statements from the first quarter of fiscal year 2022.
NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited interim condensed consolidated financial statements of the Company, its subsidiaries and VIE (collectively the “Group”) have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited condensed consolidated financial statements for the fiscal year ended June 30, 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.
In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to make the financial statements not misleading have been included. The results of operations for the six months period ended December 31, 2021 are not necessarily indicative of results to be expected for any other interim period or for the year ended June 30, 202
2
. The consolidated balance sheet as of June 30, 2021 was derived from the audited condensed consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s condensed consolidated financial statements for the year ended June 30, 2021.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Principles of Consolidation
The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company includes the results of operations of acquired businesses from the respective dates of acquisition.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for credit losses of accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention and other receivables, fair value of bifurcated derivative, fair value of warranties, valuation allowance of deferred tax assets, impairment of goodwill and other long-lived assets, goodwill related to the acquisition of Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”) and Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), provision for loss contracts, incremental borrowing rate (“IBR”) for operating leases, net realizable value of inventory, and valuation and recognition of share-based compensation expenses. Management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.
Foreign currency translations and transactions
The Company’s functional currency is the United States dollar (“US dollar” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830,
Foreign currency matters
(“ASC 830”), the Company uses the US dollar as its reporting currency.
The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the condensed consolidated statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive (loss) income. Transactions dominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the condensed consolidated statements of comprehensive income for the reporting period.
Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings.
“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia;

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Business combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations
(“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the condensed consolidated statements of comprehensive income.
The determination and allocation of fair values of the identifiable assets acquired, liabilities assumed and non-controlling
interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
Acquisition-related costs are recognized as general and administrative expenses in the condensed consolidated statements of comprehensive income as incurred.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.
Short-term investments
Short-term investments consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of December 31, 2021, $22,181, $4,278, and $8,310 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2021, $40,254, $4,293, and $4,261 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively.
Restricted cash
Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.
Revenue recognition
Integrated solutions contracts
Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contracts have a duration longer than one year.
Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contracts have a duration longer than one year.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

In accordance with ASC 606,
Revenue from Contract with Customers
(“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost
method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the six months ended December 31, 2020 and 2021, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the six months ended December 31, 2020 and 2021 would have been decreased by $5,440 and $17,169, respectively; basic net income per share for the six months ended December 31, 2020 and 2021 would have decreased by $0.09 and $0.28, respectively; and diluted net income per share for the six months ended December 31, 2020 and 2021 would have decreased by $0.09 and $0.28, respectively. Revisions to the estimated total costs for the six months ended December 31, 2020 and 2021 were made in the ordinary course of business.
The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.
Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Recognition of accounts receivable and costs and estimated earnings in excess of billings are discussed below.
The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of value-added tax collected on behalf of the government.
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Services rendered
The Company mainly provides the following services:
The Company provides maintenance service which is generally completed onsite at the customers’ premises. Revenue is recognized over time by using the cost-to-cost
method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. As costs incurred represent work performed, the Company believes this method best depicts transfer of control to the customer. Revenues are presented net of value-added tax collected on behalf of the government.
The Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solutions contracts. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company uses time elapsed to measure the progress toward complete satisfaction of the performance obligation and recognizes revenue ratably over the contractual term. Revenues are presented net of value-added tax collected on behalf of the government.
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the six months ended December 31, 2020 and 2021, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the six months ended December 31, 2020 and 2021 would have decreased by $5,585 and $3,923, respectively; basic net income per share for the six months ended December 31, 2020 and 2021 would have decreased by $0.09 and $0.06, respectively; and diluted net income per share for the six months ended December 31, 2020 and 2021, would have decreased by $0.09 and $0.06, respectively. Revisions to the estimated total costs for the six months ended December 31, 2021 were made in the ordinary course of business.
Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company includes the following in contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which are held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.
Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. There are different billing practices in the PRC, overseas operating subsidiaries and the VIEs (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run
and customer acceptance, and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All integrated solutions contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated solutions contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solutions contract is scheduled at the end of a warranty period. There are no significant financing components in the integrate solutions contracts.
For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period. The retained amounts are recorded as accounts receivable retention.
Contract liabilities
Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the balance sheet as deferred revenue.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

The Company receives prepayments for integrated solutions contracts, product sales and service contracts for goods or services to be provided in the future. Prepayments received are recorded as deferred revenue, which is recognized as revenue based on the revenue recognition policies disclosed above for integrated solutions contracts, product sales and services rendered.
Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention
The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for credit losses, represents their estimated net realizable value. The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company assesses collectability by reviewing accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention on a collective basis where similar characteristics exist, primarily based on similar business segment, service, product offerings or geographic locations and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including historical collectability based on past due status, the age of the accounts receivable balances, costs and estimated earnings in excess of billings balances and account receivable retention balances, credit quality of the Company’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from counter parties. The Company’s monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers’ financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.
Inventories
Inventories comprise raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. The Company uses the weighted average cost method as its inventory costing method.
The Company assesses the lower of cost and net realizable value for non-saleable,
excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable,
excess or obsolete raw materials,
work-in-process
and finished goods by charging such write-downs to cost of integrated solutions contracts and/or costs of products sold.
Warranties
Warranties represent a major term under integrated solutions contracts and maintenance service contracts, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under a service contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for the related contract throughout the contract period.
Property, plant and equipment, net
Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 - 10 years
Software	3 - 10 years
Vehicles	5 - 10 years
Electronic and other equipment	3 - 10 years

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, other costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.
Maintenance and repairs are charged directly to expenses as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.
Prepaid land leases, net
Prepaid land lease payments, for the land use right of four parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.
Intangible assets, net
Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets are amortized using a straight-line method.
The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Patents and copyrights	5 - 10 years
Residual values are considered nil.
Operating lease as lessor
The Company classifies a lease as an operating, sales-type or direct financing lease at lease commencement date as appropriate under ASC 842,
Leases
. For operating leases, the Company recognizes rental income over the non-cancellable
lease term on a straight-line basis. The Company does not have any sales-type or direct financing lease for the six months ended December 31, 2020 and 2021.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

The Company follows ASC 740,
Income Taxes
(“ASC 740”)
,
which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.
Segment reporting
In accordance with ASC 280,
Segment Reporting
(“ASC 280”),
segment reporting is determined based on how the Company’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. The Company operates in three principal business segments in the financial reporting structure and their management report, namely industrial automation (“IA”), rail transportation (“Rail”) and mechanical and electrical solutions (“M&E”). The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.
Investments in equity investees and equity securities
The Company accounts for its equity investments under the equity method when the Company has rights and the ability to exercise significant influence over the investees. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.
Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. When dividends from an investee exceed the carrying amount of an equity method investment, the excess distribution is recognized as a gain and reported as share of net income of equity investees, net in the condensed consolidated statements of comprehensive income when the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. In such cases, subsequent equity method earnings are not recorded until subsequent earnings equal the gain recorded. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the condensed consolidated statements of comprehensive income when the decline in value is considered other than temporary. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its condensed consolidated statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

The Company uses the cumulative earnings approach to classify distributions received from equity investees. Under this approach, distributions received from equity investees are presumed to be a return on the investment and are classified as cash inflows from operating activities unless the distributions received exceed cumulative equity in earnings recognized by the investor. In such case, the excess is considered a return of investment and is classified as cash inflows from investing activities.
For equity investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820,
Fair Value Measurements and Disclosures
(“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chooses to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.
Income per share
Income per share is computed in accordance with ASC 260,
Earnings per Share
(“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as stock options and restricted shares have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.
Fair value measurements
The Company follows ASC 820 which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements
Recently Adopted Standards
In December 2019, the FASB issued ASU 2019-12, “
Simplifying the Accounting for Income Taxes,
” as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance on July 1, 2021, and the adoption of this guidance did not have material impact to the Company’s consolidated financial statements and related disclosures.
In January 2020, the FASB issued ASU No. 2020-01,
Investments
—
Equity Securities
(Topic 321),
Investments
—
Equity Method and Joint Ventures
(Topic 323), and
Derivatives and Hedging
(Topic 815)—
Clarifying the Interactions
between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323. ASU 2020-01 could change how an entity accounts for an equity security under the measurement alternative. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company adopted this guidance on July 1, 2021, and the adoption of this guidance did not have material impact to the Company’s consolidated financial statements and related disclosures.
Standards Effective in Future Years
In March 2020, the FASB issued ASU No. 2020-04, “
Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting
” (ASU 2020-04, as amended), which provides optional expedients, and allows for certain exceptions to existing GAAP, for contract modifications triggered by the expected market transition of certain benchmark interest rates to alternative reference rates. ASU 2020-04 applies to contracts hedging relationships, certain derivatives and other arrangements that reference the London Interbank Offering Rate (LIBOR) or any other rates ending after December 31, 2022. ASU 2020-04, as amended, became effective immediately. Management does not believe the adoption of ASU 2020-04, including optional expedients will materially impact our financial statements.
In August 2020, the FASB issued ASU No. 2020-06,
Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity’s Own Equity
, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. The Company is currently assessing the expected impact of the future adoption of this guidance.
NOTE 3 -    OPERATING LEASES AS LESSOR
The Company entered into operating lease arrangements to lease out its buildings located in Beijing with lease terms ranging from ten to fifteen years. The lease arrangements include lease payments that are largely fixed and do not contain variable lease payments. The leases do not contain any contingent rental income clauses or options for a lessee to purchase the buildings.
Total rental income for the six months ended December 31, 2020 and 2021 were $729 and $823, respectively and were recorded as other income on the condensed consolidated statements of comprehensive income.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years as of December 31, 2021 are as follows:

As of December 31, 2021
(Unaudited)

January 1, 2022 – December 31, 2022	$3,598
January 1, 2023 – December 31, 2023	3,706
January 1, 2024 – December 31, 2024	2,248
January 1, 2025 – December 31, 2025	1,998
January 1, 2026 – December 31, 2026	2,058
Thereafter	14,119

Total	$27,727

NOTE 4 -    INVENTORIES
Components of inventories are as follows:

	June 30, 2021	December 31, 2021
		(Unaudited)
Raw materials	$23,469	$35,573
Work in progress	12,165	13,259
Finished goods	12,278	18,824

	$47,912	$67,656

NOTE 5 -    SHORT-TERM INVESTMENTS
Short-term
held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity.
Short-term investments classification as of June 30, 2021 and December 31, 2021 are shown below:

	As of June 30, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
Held-to-maturity debt investments	48,808	—	—	—	—	48,808

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Held-to-maturity debt investments	34,769	—	—	—	—	34,769

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 6 -    WARRANTY LIABILITIES

	June 30, 2021	December 31, 2021
		(Unaudited)
Total warranty liabilities	$9,551	$9,512
Less: current portion of warranty liabilities	(5,902)	(6,474)
Long-term warranty liabilities	$3,649	$3,038
The following table shows activity in the warranty liabilities for the six months ended December 31, 2020 and 2021:

	Six months ended
	December 31, 2020	December 31, 2021
	(Unaudited)	(Unaudited)
Beginning balance	$10,064	$9,551
Consolidation of subsidiary	—	145
Expense accrued	1,490	1,143
Expense incurred	(1,677)	(1,389)
Translation adjustment	600	62
E nding b alance	$10,477	$9,512

NOTE 7 -    REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of December 31, 2021, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $772.1 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.
Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 14, “Segment Reporting”. The following table presents disaggregated revenue information:

	Six months ended December 31, 202 1
	PRC	Non-PRC	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Integrated solutions contract revenue	$250,144	40,924	291,068
Product sales	18,964	553	19,517
Maintenance service contracts	56,062	35	56,097
Extended warranty service revenue	2,954	—	2,954

Total	$328,124	41,512	369,636

Contract assets and contract liabilities
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company includes the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are included in the consolidated balance sheets as “costs and estimated earnings in excess of billing”; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the consolidated balance sheets as deferred revenue.
These contract assets and liabilities are calculated on a
contract-by-contract
basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $72,131 for the six months ended December 31, 2021, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.
Contract assets and contract liabilities are summarized below:

	June 30, 2021	December 31, 2021
		(Unaudited)
Contract assets, current	$202,462	229,767
Contract assets, non-current	5,627	7,040
Contract liabilities	185,596	209,649
The increase in contract assets was primarily due to new contracts and timing of revenue recognized relative to its billings. The increase in contract liabilities was primarily due to an increase in the receipt of advance payments and the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.
NOTE 8 -     LONG-TERM LOANS

	June 30, 2021	December 31, 2021
		(Unaudited)
MYR denominated loans	842	736
SGD denominated loans	164	203
USD denominated loan	15,000	15,000

	$16,006	$15,939

Less: current portion	(15,308)	(15,371)

	$698	$568

Scheduled principal payments for all outstanding long-term loans as of December 31, 2021 are as follows:

December 31, 2021
(Unaudited)
January 1, 2022 – December 31, 2022	$15,371
January 1, 2023 – December 31, 2023	241
January 1, 2024 – December 31, 2024	125
January 1, 2025 – December 31, 2025	74
January 1, 2026 and onwards	128

$15,939

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

For the six months ended December 31, 2020 and 2021, interest expenses of long-term loans incurred amounted to $277 and $366 respectively, and nil and nil was capitalized as construction in progress respectively.
NOTE 9 -    FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, restricted cash, short-term investments, derivative assets accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term and long-term bank loans. The carrying values of these financial instruments, other than long-term bank loans and derivative assets (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans approximates its fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates approximates its fair value as the market interest rate has not significantly changed from the borrowing date to December 31, 2021. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.
NOTE 10 -    STOCKHOLDERS’ EQUITY
On October 5, 2020, the Company declared a regular annual cash dividend of $0.20 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2020, and the dividend was paid on November 20, 2020.
NOTE 11 -    INCOME TAX
Effective tax rate
The Company’s effective income tax rate (“ETR”) was 16.5% for the six months ended December 31, 2021 as compared to 17.1% for the six months ended December 31, 2020. These rates differ from the statutory rate of 25% in the PRC because the ETR is subject to the Company’s subsidiaries contributing different pre-tax income at different tax rates.
NOTE 12 -    INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share attributable to the Company’s common shareholders for the six months indicated:

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to common stockholders - basic	$51,913	$44,329

Net income attributable to common stockholders - diluted (i)	$51,913	$44,329

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	60,498,431	60,884,346
Effect of dilutive securities
Share options	—	87,242
Restricted shares	195,202	585,014

Weighted average ordinary shares outstanding used in computing diluted income per share	60,693,633	61,556,602

Income per share - basic	$0.86	0.73

Income per share - diluted	$0.86	0.72

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

(i)
Vested and unissued restricted shares of 15,000 and 15,000 shares are included in the computation of basic and diluted income per share for the six months ended December 31, 2020 and 2021, respectively. The effects of share options have been excluded from the computation of diluted income per share for the six months ended December 31, 2020 as its effect would be anti-dilutive.

NOTE 13 -    COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2021, the Company had approximately $29,024 in capital obligations for the upcoming twelve months, mainly for the Company’s information system construction.
Purchase obligations
As of December 31, 2021, the Company had $333,784 purchase obligations in total ($280,895, $33,056, $13,222 and $6,611 over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2021, respectively) for purchases of inventories and services from subcontractors, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations.
Performance guarantee and standby letters of credit
The Company had
stand-by
letters of credit of $703 and outstanding performance guarantees of $59,429 as of December 31, 2021, with restricted cash of $5,805 pledged to banks. The purpose of the stand-by
letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed
requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by
letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.
The Company accounts for performance guarantees and
stand-by
letters of credit in accordance with ASC 460,
Guarantees
(“ASC 460”)
.
Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirement only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.
Both the performance guarantees and the
stand-by
letters of credit are for the Company’s commitment of its own future performance, and the outcome of which is within its own control. As a result, performance guarantees and stand-by
letters of credit are subject to ASC 460 disclosure requirements only.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 14 -    SEGMENT REPORTING
The CODM of the Company have been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.
Based on the criteria established by ASC 280, the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E, in accordance with the Company’s organization and internal financial reporting structure. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the six months ended December 31, 2020, and 2021 is as follows:

	Six months ended December 31, 2020
	(Unaudited)
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contract revenue	$150,245	57,938	39,991	248,174
Product sales	11,819	3,207	—	15,026
Maintenance service revenue	11,372	48,430	20	59,822
Extended warranty service revenue	1,383	390	—	1,773

Total	174,819	109,965	40,011	324,795
Costs of revenue	115,676	56,834	35,165	207,675

Gross profit	$59,143	53,131	4,846	117,120

	Six months ended December 31, 2021
	(Unaudited)
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contract revenue	$189,031	64,083	37,954	291,068
Product sales	14,549	4,968	—	19,517
Maintenance service revenue	12,010	44,045	42	56,097
Extended warranty service revenue	704	2,250	—	2,954

Total	216,294	115,346	37,996	369,636
Costs of revenue	146,102	58,479	34,673	239,254

Gross profit	$70,192	56,867	3,323	130,382

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2021 - continued
(Amounts in thousands except for number of shares and per share data)

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
Revenues:
PRC	$283,528	$328,124
Non-PRC	41,267	41,512

	$324,795	$369,636

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30, 2021	December 31, 2021
		(Unaudited)
Long-lived assets other than goodwill and acquired intangible assets
PRC	$163,343	$178,165
Non-PRC	11,458	10,983

	$174,801	$189,148

NOTE 15 -    SUBSEQUENT EVENTS
In March 2021, the Company entered into an agreement to dispose all of its interest in Cixi HollySys Precision Technology Co., Ltd. (“Cixi Hollysys”) for cash consideration of $16,331. The Company received $5,187 of the proceeds prior to the year ended December 31, 2021 and recorded the amount as a liability as the disposal transaction was not completed as of December 31, 2021. The Company completed the disposal in February 2022.